MOHAWK / ECOPLASTI I LBOA PILOT PROJECT AGREEMENT

This MOHAWK / ECOPLASTI / LBOA PILOT PROJECT AGREEMENT (this "'Agreement") is entered into this 17th day of July 2009, by and between (i) Windell R. King Sr. of the Mohawk Nation, a Native American Indian corporation ("Mohawk")/ Ecoplastifuel, Inc., a Delaware corporation (“Eco”)/and LBO Capital Corp., a Colorado corporation ("LBOA").

Background

Mohawk holds a patent pending filed in Winnipeg, Manitoba Canada for converting organic waste to fuel and to electricity using organic waste/ and Eco holds a patent to convert waste plastics into value added products such as gasoline, diesel fuel and lubricating fluids. Both the corporations want to enter into a collaboration to explore and develop a commercially viable process combining these two patents. As a first step, the parties want to enter into a MOHAWK / ECOPLASTI / LBOA PILOT PROJECT AGREEMENT, as outlined below.

AGREEMENT

1.

PILOT PROJECT

a.

Contribution by Ecoplastifuel: Eco agrees to contribute its expertise to develop a working unit that is capable of converting mixed plastic waste into useable diesel fuel or gasoline. Further, it will provide its JV partner Sanitec's stream of plastic waste and make it available to the Mohawk/Ecoplasti/LBOA Pilot Project.

b.

Contribution by Mohawk: Mohawk will provide access to its machine for processing organic waste and plastic waste. These wastes could be from various batches, with different degrees of foreign matter: contaminating, densified or otherwise.

c.

Place of R&D: This unit will be constructed in the laboratories of Global Energy Conversions, LLC ("GEC")/ 37651 Schoolcraft Road, Livonia/ MI 48150. and at the facilities of Mohawk, located in Akwesasne Mohawk Territory. GEC has agreed to perform any needed analytical tests.

d.

Time frame: From the start of funding the project/ the expected time to complete is 3 to 6 months. Periodically/ the progress will be evaluated and/ if needed/ the time frame can be adjusted lower or higher by mutual consent.

e.                            Funding: The projected cost of the project is $50,000 to $100,000. Sanitec has agreed to transfer an initial amount of $50,000 to Eco. Any additional amounts will have to be justified by Eco, Sanitec and Mohawk.

f.                  Joint Venture: If the pilot project is completed successfully to the satisfaction of all the parties, a joint venture agreement will be negotiated and entered into by all the parties to further scale up to a commercialization phase. Budget, timeframe, unit specifications and place of development will be negotiated at that time.

              2. NTELLECTUAL PROPERTY

Jointly developed by Mohawk and Eco: Any invention or discovery (patentable or not) jointly developed by the collaboration between Mohawk and Eco will be jointly owned by both the parties. Percentage of ownership of the invention or discovery will be on equal basis. They mutually will grant to each other a worldwide, royalty free, non-exclusive license to practice the invention. Any royalty realized by licensing this intellectual property to a third party will be shared based on the percentage of ownership of the discovery between Eco and Mohawk.

3. TERM AND TERMINATION

a.

Term. This Agreement shall commence on the date and year it is signed by all the parties, and unless modified by mutual agreement of the parties or terminated earlier as noted below, shall continue until July 1, 2024.

b.

Termination. This Agreement may be terminated by either party immediately (a) in the event of any breach by the other party or (b) if after the research and development (R&D) have been performed for a period of 90 days by Eco, the parties cannot definitively conclude that the pilot program is viable.

4.  CONFIDENTIALITY

a.

Confidential Information. Any information disclosed by one

party (the "Disclosing Party") to the other party (the “Receiving Party”) in connection with this Agreement and which the Receiving Party knows or has reason to know is regarded as confidential information of the Disclosing Party, including trade secrets, marketing plans, techniques, processes, procedures, costs and any revenue associated with the Disclosing Party's intellectual property, equipment, products and services, shall constitute confidential information for purposes of this Agreement (the "Confidential Information").

b.               Non-Use and Non-Disclosure. For the term of this Agreement and for a period of five (5) years thereafter, the   Receiving Party shall hold all Confidential Information of the Disclosing Party in trust and confidence, and protect  it as the Receiving Party would protect its own confidential information (which, in any event, will not be less than   reasonable protection) and shall not use such Confidential Information for any purpose other than that    contemplated by this Agreement. Unless agreed by the Disclosing Party in writing, the Receiving Party shall not      disclose any Confidential Information of the Disclosing Party, by publication or otherwise, to any person other    than employees and contractors who (a) are bound to written confidentiality obligations consistent with and at     least as restrictive as those set forth herein, and (b) have a need to know such Confidential Information for      purposes of enabling a party to exercise its rights and perform its obligations pursuant to this Agreement.

c.                 Exceptions. The obligations specified in Section '4 b' shall not apply to any disclosure of Confidential   Information to the extent that the Receiving Party can document that such information was (a) already known to    the Receiving Party without restriction prior to the time of disclosure by the Disclosing Party, (b) acquired by the     Receiving Party from a third party without confidentiality restriction, (c) independently developed or acquired by    the Receiving Party by employees or contractors without access to such Confidential Information, (d) approved     for release by written authorization of the Disclosing Party, (e) in the public domain at the time it is disclosed or       subsequently falls within the public domain through no wrongful action of the Receiving Party, (f) furnished to a        third party by the Disclosing Party without a similar restriction on that third party's right of disclosure, or (9)   disclosed pursuant to the requirement of a governmental agency or by operation of law, provided that the   Receiving Party uses its best efforts to notify the Disclosing Party in advance of such disclosure and seeks      confidential treatment for such Confidential Information.

AGREED:

MOHAWK NATION

By: /s/ Windell R. King Sr.

ECOPLASTIFUEL, INC.

By:  /s/ Mario DiNello, Chief Excecutive Officer

LBO CAPITAL CORP.

By:  /s/ Thomas W. Itin, Chief Excecutive Officer